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Exhibit 99.1

First Quarter Report 2017

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

This Management's Discussion and Analysis ("MD&A") dated April 28, 2017 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's condensed interim consolidated financial statements for the three months ended March 31, 2017 that were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 40-F for the year ended December 31, 2016 (the "Form 40-F"), prepared in accordance with IFRS. The condensed interim consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euros" or "€"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2016 (the "AIF"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. The Company's operating mines are located in Canada, Mexico and Finland, with exploration and development activities in Canada, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

        Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.

        Agnico Eagle's operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets as at March 31, 2017 of $7,397.3 million increased by $289.3 million compared with total assets of $7,108.0 million as at December 31, 2016. Cash and cash equivalents increased by $253.2 million to $793.2 million between December 31, 2016 and March 31, 2017 primarily due to cash provided by operating activities of $222.6 million and $216.0 million in net proceeds from common shares issued, partially offset by $128.6 million in capital expenditures, a $24.2 million repurchase of common shares for stock-based compensation plans and $19.5 million in dividends paid during the first three months of 2017. Inventories decreased to $420.1 million at March 31, 2017 compared with $443.7 million at December 31, 2016 primarily due to planned fuel and supplies drawdowns at the Meadowbank mine. Available-for-sale securities increased from $92.3 million at December 31, 2016 to $126.0 million at March 31, 2017 due to $22.5 million in new investments and $11.3 million in unrealized fair value gains, partially offset by $0.1 million in disposals during the first three months of 2017. Property, plant and mine development increased from $5,106.0 million at December 31, 2016 to $5,124.8 million at March 31, 2017 primarily due to additions capitalized to property, plant and mine development of $143.6 million, partially offset by amortization expense of $132.5 million during the first three months of 2017.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

        Total liabilities increased to $2,618.8 million at March 31, 2017 from $2,615.5 million at December 31, 2016 primarily due to an increase in interest payable and reclamation provisions, partially offset by a decrease in accounts payable and accrued liabilities. Agnico Eagle's reclamation provision increased by $6.4 million between December 31, 2016 and March 31, 2017 primarily due to the re-measurement of the Company's reclamation provisions by applying updated expected cash flows and assumptions at March 31, 2017. Agnico Eagle's net income taxes payable position of $35.1 million at December 31, 2016 was reduced during the first quarter of 2017 by payments to tax authorities in excess of the year to date current tax provision, resulting in a net income taxes payable position of $31.3 million at March 31, 2017.

Fair Value of Derivative Financial Instruments

        The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the condensed interim consolidated financial statements.

Results of Operations

        Agnico Eagle reported net income of $76.0 million, or $0.33 per share, in the first quarter of 2017 compared with net income of $27.8 million, or $0.13 per share, in the first quarter of 2016. Agnico Eagle reported adjusted net income of $64.0 million, or $0.28 per share, in the first quarter of 2017 compared with adjusted net income of $19.8 million, or $0.09 per share, in the first quarter of 2016. For a reconciliation of adjusted net income to net income as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        In the first quarter of 2017, the operating margin (revenues from mining operations less production costs) increased to $307.1 million from $246.6 million in the first quarter of 2016 primarily due to a 2.6% increase in the average realized price of gold, a 1.5% decrease in production costs and a 1.7% increase in gold production between periods. Gold production increased to 418,216 ounces in the first quarter of 2017 compared with 411,336 ounces in the first quarter of 2016 primarily due to a 20.5% higher gold grade between periods at the Meadowbank mine. Partially offsetting the overall increase in gold production between the first quarter of 2017 and the first quarter of 2016 was an 29.2% decrease in gold production at the Lapa mine primarily due to a 19.3% decrease in tonnes of ore milled between periods as it approaches the end of operations. Cash provided by operating activities amounted to $222.6 million in the first quarter of 2017 compared with $145.7 million in the first quarter of 2016. Total weighted average cash costs per ounce of gold produced amounted to $539 on a by-product basis and $616 on a co-product basis in the first quarter of 2017 compared with $573 on a by-product basis and $631 on a co-product basis in the first quarter of 2016. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

        The table below sets out variances in the key drivers of net income for the three months ended March 31, 2017 compared with the three months ended March 31, 2016:

(millions of United States dollars)	Three Months Ended March 31, 2017 vs. Three Months Ended March 31, 2016
Increase in gold revenue	$48.3
Increase in silver revenue	6.6
Increase in net copper revenue	1.9
Increase in net zinc revenue	0.1
Change in production costs due to effects of foreign currencies	1.0
Decrease in production costs	2.6
Decrease in exploration and corporate development expenses	3.1
Decrease in amortization of property, plant and mine development	13.1
Increase in general and administrative expenses	(5.9)
Increase in finance costs	(1.9)
Change in gain on derivative financial instruments	(5.8)
Decrease in environmental remediation costs	4.8
Change in non-cash foreign currency translation	5.9
Increase in income and mining taxes	(27.3)
Other	1.7

Total net income variance	$48.2

Three Months Ended March 31, 2017 vs. Three Months Ended March 31, 2016

        Revenues from mining operations increased to $547.5 million in the first quarter of 2017 compared with $490.5 million in the first quarter of 2016 primarily due to a 2.6% increase in the average realized gold price and a 7.4% increase in gold sales. Between the first quarter of 2016 and the first quarter of 2017, higher gold grade at the Meadowbank and LaRonde mines resulted in increased gold production. This was partially offset by lower grade and tonnes of ore milled at the Lapa mine as it reaches the end of it's mine life.

        Production costs were $240.3 million in the first quarter of 2017, a 1.5% decrease compared with $244.0 million in the first quarter of 2016 primarily due to decreased costs at the Canadian Malartic mine due to an increase in deferred stripping and the timing of inventory. Partially offsetting the total decrease in production costs between the first quarter of 2016 and the first quarter of 2017 was the impact of a stronger Canadian dollar relative to the US dollar.

        Weighted average total cash costs per ounce of gold produced decreased to $539 on a by-product basis and $616 on a co-product basis in the first quarter of 2017 compared with $573 on a by-product basis and $631 on a co-product basis in the first quarter of 2016 primarily due to increased gold production and decreased costs. Partially offsetting the overall decrease in weighted average total cash costs per ounce of gold produced on a by-product and co-product basis between the first quarter of 2016 and the first quarter of 2017 was the impact on costs of a stronger Canadian dollar relative to the US dollar. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

        Exploration and corporate development expenses decreased to $25.3 million in the first quarter of 2017 compared with $28.4 million in the first quarter of 2016 primarily due to decreased spending on the Barqueno project.

        Amortization of property, plant and mine development decreased by $13.1 million to $132.5 million between the first quarter of 2016 and the first quarter of 2017 primarily due to an increase in the proven and probable mineral reserves and the mineral resources included in the current life-of-mine plan at the Meadowbank and La India mines between periods.

        General and administrative expense increased to $30.8 million during the first quarter of 2017 compared with $24.8 million during the first quarter of 2016 primarily due to increased compensation and benefits expenses between periods.

        During the first quarter of 2017, there was a non-cash foreign currency translation loss of $0.9 million attributable to a strengthening of the Canadian dollar, Mexican peso and European Euro versus the US dollar at March 31, 2017 relative to December 31, 2016 on the Company's net monetary liabilities denominated in foreign currencies. A non-cash foreign currency translation loss of $6.8 million was recorded during the comparative first quarter of 2016.

        In the first quarter of 2017, the Company recorded income and mining taxes expense of $26.7 million on income before income and mining taxes of $102.6 million. In the first quarter of 2016, the Company recorded an income and mining taxes recovery of $0.6 million on income before income and mining taxes of $27.2 million. The increase in the income and mining taxes expense between the first quarter of 2016 and the first quarter of 2017 is due primarily to higher income before income and mining taxes.

        There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. As a result of these factors, the Company's effective tax rate is expected to fluctuate significantly in future periods.

LaRonde mine

        At the LaRonde mine, gold production increased by 4.7% to 78,912 ounces in the first quarter of 2017 compared with 75,337 ounces in the first quarter of 2016 primarily due to higher grade ore being processed. Production costs at the LaRonde mine were $44.4 million in the first quarter of 2017, a decrease of 3.2% compared with production costs of $45.9 million in the first quarter of 2016 driven primarily by decreased mill throughput, partially offset by a strengthening of the Canadian dollar relative to the US dollar between periods.

Lapa mine

        At the Lapa mine, gold production decreased by 29.2% to 15,360 ounces in the first quarter of 2017 compared with 21,709 ounces in the first quarter of 2016 primarily due to lower gold grade and a decrease in the tonnes of ore milled. Production costs at the Lapa mine were $12.9 million in the first quarter of 2017, an increase of 0.8% compared with production costs of $12.8 million in the first quarter of 2016 driven primarily by a strengthening of the Canadian dollar relative to the US dollar between periods, partially offset by an expected decrease in mill throughput as the mine approaches the end of operations.

Goldex mine

        At the Goldex mine, gold production increased by 1.0% to 32,671 ounces in the first quarter of 2017 compared with 32,340 ounces in the first quarter of 2016 primarily due to increased mill recoveries and mill throughput as a result of better underground mining and milling performance and higher productivity between

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

periods. Production costs at the Goldex mine were $16.9 million in the first quarter of 2017, an increase of 7.2% compared with production costs of $15.7 million in the first quarter of 2016 driven primarily by increased mill throughput and a strengthening of the Canadian dollar relative to the US dollar between periods.

Meadowbank mine

        At the Meadowbank mine, gold production increased by 18.1% to 85,370 ounces in the first quarter of 2017 compared with 72,311 ounces in the first quarter of 2016 primarily due to higher grade ore being processed. Production costs at the Meadowbank mine were $54.0 million in the first quarter of 2017, an increase of 3.4% compared with production costs of $52.2 million in the first quarter of 2016 driven primarily by a strengthening of the Canadian dollar relative to the US dollar, partially offset by decreased mill throughput.

Canadian Malartic mine

        Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100.0% of Osisko on June 16, 2014 by way of a statutory plan of arrangement (the "Osisko Arrangement"). As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Canadian Malartic Corporation ("CMC") and the Canadian Malartic General Partnership ("the Partnership" or "Canadian Malartic GP" or "CMGP"), which holds the Canadian Malartic mine in northwestern Quebec.

        At the Canadian Malartic mine, attributable gold production decreased by 3.0% to 71,382 ounces in the first quarter of 2017 compared with 73,613 ounces in the first quarter of 2016 primarily due to lower gold grade and decreased mill recoveries. Attributable production costs at the Canadian Malartic mine were $32.5 million in the first quarter of 2017, a decrease of 20.4% compared with production costs of $40.8 million in the first quarter of 2016 primarily due to an increase in deferred stripping and the timing of inventory, partially offset by a strengthening of the Canadian dollar relative to the US dollar between periods.

        On August 2, 2016, the Partnership was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20.0 million. Proceedings for the certification of the class took place on April 11 and 12, 2017 and a judgement is expected sometime in 2017. The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

        On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which has been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017. On April 18, 2017, Canadian Malartic GP received notice that the application for the interlocutory injunction was dismissed. No dates have been set for the hearing of the application for a permanent injunction. The request for injunction aims to restrict the Canadian Malartic mine's mining operations to sound levels and mining volumes below the limits to which it is subject. Agnico Eagle and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction. While at this time the potential impacts cannot be definitively determined, the Company expects that if the injunction were to be granted there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production.

        On April 19, 2017, the Government of Quebec announced the issuance of two decrees authorizing Canadian Malartic GP to carry out the proposed expansion of its gold mine and the deviation of Highway 117 in Malartic (the "Project"). The preparatory work for the Project will begin after obtaining the certificates of authorization issued by the Ministry of Sustainable Development, Environment and Climate Change, which will specify the conditions for carrying out the Project.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

Kittila mine

        At the Kittila mine, gold production increased by 7.3% to 51,621 ounces in the first quarter of 2017 compared with 48,127 ounces in the first quarter of 2016 primarily due to higher gold grade and increased mill recoveries. Production costs at the Kittila mine were $35.9 million in the first quarter of 2017, a decrease of 0.3% compared with production costs of $36.0 million in the first quarter of 2016 driven primarily by decreased mill throughput.

Pinos Altos mine

        At the Pinos Altos mine, gold production decreased by 5.8% to 45,360 ounces in the first quarter of 2017 compared with 48,117 ounces in the first quarter of 2016 primarily due to lower gold grade. Production costs at the Pinos Altos mine were $23.7 million in the first quarter of 2017, a decrease of 0.5% compared with production costs of $23.9 million in the first quarter of 2016 driven primarily by a weakening of the Mexican peso relative to the US dollar, partially offset by increased mill throughput.

Creston Mascota deposit at Pinos Altos

        At the Creston Mascota deposit at Pinos Altos, gold production decreased by 2.7% to 11,244 ounces in the first quarter of 2017 compared with 11,551 ounces in the first quarter of 2016 primarily due to a decrease in gold grade between periods, partially offset by an increase in tonnes stacked. Production costs at the Creston Mascota deposit at Pinos Altos were $7.0 million in the first quarter of 2017, an increase of 20.7% compared with production costs of $5.8 million in the first quarter of 2016 driven primarily by the increase in tonnes of ore stacked, partially offset by a weakening of the Mexican peso relative to the US dollar.

La India mine

        At the La India mine, gold production decreased by 6.9% to 26,296 ounces in the first quarter of 2017 compared with 28,231 ounces in the first quarter of 2016 primarily due to lower gold grade. Production costs at the La India mine were $13.1 million in the first quarter of 2017, an increase of 20.1% compared with production costs of $10.9 million in the first quarter of 2016 driven primarily by an increase in tonnes of ore stacked, partially offset by a weakening of the Mexican peso relative to the US dollar.

Liquidity and Capital Resources

        As at March 31, 2017, the Company's cash and cash equivalents, short-term investments and current restricted cash totaled $804.7 million compared with $548.8 million at December 31, 2016. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) increased to $1,073.2 million at March 31, 2017 compared with $806.6 million at December 31, 2016.

Operating Activities

        Cash provided by operating activities increased to $222.6 million in the first quarter of 2017 compared with $145.7 million in the first quarter of 2016. Operating cash flows increased primarily due to a 2.6% increase in the average realized price of gold, a 7.4% increase in payable gold ounces sold and more favourable working capital changes between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

Investing Activities

        Cash used in investing activities increased to $153.7 million in the first quarter of 2017 compared with $107.6 million in the first quarter of 2016 primarily due to a $13.1 million increase in the purchase of available-for-sale securities and other investments and a $27.9 million increase in capital expenditures between periods. The increase in capital expenditures between periods is mainly attributable to construction expenditures incurred in the first three months of 2017 related to the Meliadine project.

        In the first quarter of 2017, the Company purchased $22.5 million in available-for-sale securities and other investments compared with $9.4 million in the first quarter of 2016. In the first quarter of 2017, the Company received net proceeds of $0.2 million from the sale of available-for-sale securities and other investments compared with $0.3 million in the first quarter of 2016. The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry.

        On March 8, 2017, the Company completed the purchase of 38,100,000 common shares of GoldQuest Mining Corporation ("GoldQuest") pursuant to a private placement. The Company paid C$0.60 per GoldQuest common share, for total consideration of approximately C$22.9 million. Upon the closing of the transaction, Agnico Eagle held approximately 15.0% of the issued and outstanding common shares of GoldQuest on a non-diluted basis.

        On February 28, 2017, the Company completed the purchase of 14,420,000 common shares of Otis Gold Corporation ("Otis") pursuant to a private placement. The Company paid C$0.35 per Otis common share, for total consideration of approximately C$5.0 million. Upon the closing of the transaction, Agnico Eagle held approximately 9.95% of the issued and outstanding common shares of Otis on a non-diluted basis.

Financing Activities

        Cash provided by financing activities increased to $181.6 million in the first quarter of 2017 compared with cash used in financing activities of $1.6 million in the first quarter of 2016 primarily due to a $194.8 million increase in net proceeds from the issuance of common shares and a $55.0 million decrease in the net repayment of long-term debt, partially offset by a $53.5 million decrease in proceeds on employee stock option plan exercises between periods.

        The Company issued common shares for net proceeds of $216.0 million in the first quarter of 2017 attributable to an equity issuance directly to one institutional investor, employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares amounted to $21.2 million in the first three months of 2016 attributable to the issuance of flow-through common shares, employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan.

        On March 31, 2017, the Company issued 5,003,412 common shares to an institutional investor in the United States at a price of $43.97 per common share, for gross proceeds of approximately $220.0 million. Transaction costs of $6.7 million resulted in net proceeds of $213.3 million.

        On February 15, 2017, Agnico Eagle declared a quarterly cash dividend of $0.10 per common share paid on March 15, 2017 to holders of record of the common shares of the Company on March 1, 2017. Agnico Eagle has declared a cash dividend every year since 1983. In the first quarter of 2017, the Company paid dividends of $19.5 million, an increase of $4.6 million compared to $14.8 million paid in the first quarter of 2016. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        On October 26, 2016, the Company amended its $1.2 billion Credit Facility to, among other things, extend the maturity date from June 22, 2020 to June 22, 2021 and amending pricing terms. As at March 31, 2017, the

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

Company's outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit, amounting to $0.8 million at March 31, 2017. As at March 31, 2017, $1,199.2 million was available for future drawdown under the Credit Facility.

        On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the "Third LC Facility"). The Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at March 31, 2017, total letters of credit outstanding under the Third LC Facility amounted to $38.5 million.

        On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a further C$150.0 million uncommitted letter of credit facility (as amended, the "Second LC Facility"). The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company's obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. As at March 31, 2017, total letters of credit outstanding under the Second LC Facility amounted to $52.6 million.

        On July 31, 2015, the Company amended its credit agreement with another financial institution relating to its uncommitted letter of credit facility (as amended, the "First LC Facility"). Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million. The obligations of the Company under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at March 31, 2017, $159.2 million had been drawn under the First LC Facility.

        Agnico Eagle's indirect attributable interest in the debt obligations of Canadian Malartic GP include a secured loan facility (the "CMGP Loan") with a remaining scheduled C$20.0 million repayment on June 30, 2017 and a 6.875% per annum interest rate. As at March 31, 2017, the attributable outstanding principal is C$20.0 million ($15.0 million).

        Agnico Eagle's indirect attributable interest in the finance lease obligations of Canadian Malartic GP include secured finance lease obligations provided in separate tranches with remaining maturities up to 2019 and a 7.5% interest rate. As at March 31, 2017, the Company's attributable finance lease obligations were $5.0 million.

        The Company was in compliance with all covenants contained in the Credit Facility, 2016 Notes, 2015 Note, 2012 Notes, 2010 Notes, First LC Facility, Second LC Facility, and the Third LC Facility as at March 31, 2017. Canadian Malartic GP was in compliance with all covenants under the CMGP Loan as at March 31, 2017.

Risk Profile

        Volatility remains high in global financial markets and weakness in the global economy continues to have an impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Weak economic conditions and volatile financial markets may have a significant impact on Agnico Eagle's cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle's revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The volatility of global stock markets impacts the valuation of the Company's equity investments.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

        ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013 ("COSO") in order to assess the effectiveness of the Company's ICFR.

        DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure.

        Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company's annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

        There have been no significant changes in the Company's internal control over financial reporting in the first quarter of 2017 that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting.

Non-GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne and all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

Adjusted Net Income

        Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the condensed interim consolidated statements of income and comprehensive income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

	Three Months Ended March 31,
(thousands of United States dollars)	2017	2016(i)
Net income for the period	$75,950	$27,788
Gain on sale of available-for-sale securities	(76)	(119)
Foreign currency translation loss	852	6,770
Mark-to-market gain on warrants	(10)	(608)
Gain on other derivative financial instruments	(3,790)	(9,013)
Income and mining taxes adjustments(ii)	(11,125)	(11,192)
Other(iii)	2,222	6,160

Adjusted net income for the period	$64,023	$19,786

Net income per share — basic	$0.33	$0.13
Net income per share — diluted	$0.33	$0.13
Adjusted net income per share — basic	$0.28	$0.09
Adjusted net income per share — diluted	$0.28	$0.09

Notes:

(i)
Beginning December 31, 2016, the Company decided to exclude stock based compensation expense from the calculation of adjusted net income. Adjusted net income for the three months ended March 31, 2016 has been restated to reflect this change. Stock option expense for the three months ended March 31, 2017 was $7.6 million (three months ended March 31, 2016 — $5.9 million).

(ii)
Income and mining tax adjustments reflect foreign currency translation recorded to the income and mining taxes expense, recognition of previously unrecognized capital losses, the result of income and mining tax audits, impact of tax law changes and reflective adjustments to prior period operating results.

(iii)
The Company includes certain adjustments in "Other" to the extent that management believes that these items are not reflective of the underlying performance of the Company's core operating business. Examples of items historically included in "Other" include changes in estimates of asset retirement obligations at closed sites, gains and losses on the disposal of assets and other non-recurring items.

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

        Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, and (iv) it is a method used by management and the Board to monitor operations.

        Minesite costs per tonne is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income and comprehensive income for inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management also uses minesite costs per tonne to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

        The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
LaRonde mine	$44,365	$45,854
Lapa mine	12,887	12,784
Goldex mine	16,865	15,732
Meadowbank mine	53,978	52,210
Canadian Malartic mine(i)	32,501	40,814
Kittila mine	35,919	36,027
Pinos Altos mine	23,732	23,856
Creston Mascota deposit at Pinos Altos	6,978	5,781
La India mine	13,114	10,915

Production costs per the condensed interim consolidated statements of income and comprehensive income	$240,339	$243,973

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		78,912		75,337
Production costs	$44,365	$562	$45,854	$609
Inventory and other adjustments(iv)	7,840	100	4,619	61

Cash operating costs (co-product basis)	$52,205	$662	$50,473	$670
By-product metal revenues	(15,585)	(198)	(10,646)	(141)

Cash operating costs (by-product basis)	$36,620	$464	$39,827	$529

LaRonde Mine Per Tonne(iii)	Three Months Ended March 31, 2017				Three Months Ended March 31, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				559				577
Production costs		$44,365		$79		$45,854		$79
Production costs (C$)	C$	59,224	C$	106	C$	60,732	C$	105
Inventory and other adjustments (C$)(v)		1,496		3		(1,504)		(2)

Minesite operating costs (C$)	C$	60,720	C$	109	C$	59,228	C$	103

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

Lapa Mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		15,360		21,709
Production costs	$12,887	$839	$12,784	$589
Inventory and other adjustments(iv)	242	16	1,727	79

Cash operating costs (co-product basis)	$13,129	$855	$14,511	$668
By-product metal revenues	(14)	(1)	(13)	—

Cash operating costs (by-product basis)	$13,115	$854	$14,498	$668

Lapa Mine Per Tonne(iii)	Three Months Ended March 31, 2017				Three Months Ended March 31, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				130				161
Production costs		$12,887		$99		$12,784		$79
Production costs (C$)	C$	17,259	C$	133	C$	17,516	C$	109
Inventory and other adjustments (C$)(v)		61		1		1,965		12

Minesite operating costs (C$)	C$	17,320	C$	134	C$	19,481	C$	121

Goldex Mine Per Ounce of Gold Produced(ii)(vi)	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Adjusted gold production (ounces)		30,276		32,340
Production costs	$16,865	$557	$15,732	$486
Inventory and other adjustments(iv)	(752)	(25)	624	20

Cash operating costs (co-product basis)	$16,113	$532	$16,356	$506
By-product metal revenues	(8)	—	(6)	—

Cash operating costs (by-product basis)	$16,105	$532	$16,350	$506

Goldex Mine Per Tonne(iii)(vii)	Three Months Ended March 31, 2017				Three Months Ended March 31, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Adjusted tonnes of ore milled (thousands of tonnes)				584				636
Production costs		$16,865		$29		$15,732		$25
Production costs (C$)	C$	22,303	C$	38	C$	21,364	C$	34
Inventory and other adjustments (C$)(v)		(973)		(1)		342		—

Minesite operating costs (C$)	C$	21,330	C$	37	C$	21,706	C$	34

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

Meadowbank Mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		85,370		72,311
Production costs	$53,978	$632	$52,210	$722
Inventory and other adjustments(iv)	(2,515)	(29)	5,446	75

Cash operating costs (co-product basis)	$51,463	$603	$57,656	$797
By-product metal revenues	(1,107)	(13)	(659)	(9)

Cash operating costs (by-product basis)	$50,356	$590	$56,997	$788

Meadowbank Mine Per Tonne(iii)	Three Months Ended March 31, 2017				Three Months Ended March 31, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				926				946
Production costs		$53,978		$58		$52,210		$55
Production costs (C$)	C$	71,414	C$	77	C$	69,120	C$	73
Inventory and other adjustments (C$)(v)		(3,141)		(3)		3,938		4

Minesite operating costs (C$)	C$	68,273	C$	74	C$	73,058	C$	77

Canadian Malartic Mine Per Ounce of Gold Produced(i)(ii)	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		71,382		73,613
Production costs	$32,501	$455	$40,814	$554
Inventory and other adjustments(iv)	8,563	120	1,309	18

Cash operating costs (co-product basis)	$41,064	$575	$42,123	$572
By-product metal revenues	(1,353)	(19)	(1,095)	(15)

Cash operating costs (by-product basis)	$39,711	$556	$41,028	$557

Canadian Malartic Mine Per Tonne(i)(iii)	Three Months Ended March 31, 2017				Three Months Ended March 31, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,433				2,380
Production costs		$32,501		$13		$40,814		$17
Production costs (C$)	C$	42,996	C$	18	C$	50,594	C$	21
Inventory and other adjustments (C$)(v)		11,132		4		6,951		3

Minesite operating costs (C$)	C$	54,128	C$	22	C$	57,545	C$	24

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

Kittila Mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		51,621		48,127
Production costs	$35,919	$696	$36,027	$749
Inventory and other adjustments(iv)	(1,392)	(27)	(1,024)	(22)

Cash operating costs (co-product basis)	$34,527	$669	$35,003	$727
By-product metal revenues	(44)	(1)	(47)	(1)

Cash operating costs (by-product basis)	$34,483	$668	$34,956	$726

Kittila Mine Per Tonne(iii)	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		423		432
Production costs	$35,919	$85	$36,027	$83
Production costs (€)	€33,104	€78	€32,202	€75
Inventory and other adjustments (€)(v)	(1,340)	(3)	(1,093)	(3)

Minesite operating costs (€)	€31,764	€75	€31,109	€72

Pinos Altos Mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		45,360		48,117
Production costs	$23,732	$523	$23,856	$496
Inventory and other adjustments(iv)	3,211	71	1,635	34

Cash operating costs (co-product basis)	$26,943	$594	$25,491	$530
By-product metal revenues	(10,695)	(236)	(8,972)	(187)

Cash operating costs (by-product basis)	$16,248	$358	$16,519	$343

Pinos Altos Mine Per Tonne(iii)	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		553		502
Production costs	$23,732	$43	$23,856	$48
Inventory and other adjustments(v)	2,841	5	1,296	2

Minesite operating costs	$26,573	$48	$25,152	$50

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

Creston Mascota deposit at Pinos Altos Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		11,244		11,551
Production costs	$6,978	$621	$5,781	$500
Inventory and other adjustments(iv)	(31)	(3)	310	27

Cash operating costs (co-product basis)	$6,947	$618	$6,091	$527
By-product metal revenues	(1,044)	(93)	(782)	(67)

Cash operating costs (by-product basis)	$5,903	$525	$5,309	$460

Creston Mascota deposit at Pinos Altos Per Tonne(iii)	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		524		516
Production costs	$6,978	$13	$5,781	$11
Inventory and other adjustments(v)	(95)	—	195	1

Minesite operating costs	$6,883	$13	$5,976	$12

La India Mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)(ii)		26,296		28,231
Production costs	$13,114	$499	$10,915	$387
Inventory and other adjustments(iv)	686	26	1,054	37

Cash operating costs (co-product basis)	$13,800	$525	$11,969	$424
By-product metal revenues	(2,279)	(87)	(1,796)	(64)

Cash operating costs (by-product basis)	$11,521	$438	$10,173	$360

La India Mine Per Tonne(iii)	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,402		1,396
Production costs	$13,114	$9	$10,915	$8
Inventory and other adjustments(v)	369	1	819	—

Minesite operating costs	$13,483	$10	$11,734	$8

Notes:

(i)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100% of Osisko by way of the Osisko Arrangement. As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine since the date of acquisition.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

(ii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income and comprehensive income for inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv)
Under the Company's revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v)
This inventory and other adjustment reflects production costs associated with the portion of production still in inventory.

(vi)
The Goldex mine's per ounce of gold produced calculations exclude 2,395 ounces of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

(vii)
The Goldex mine's per tonne calculations exclude 57,730 tonnes and the associated costs related to the Deep 1 Zone which were processed prior to the achievement of commercial production.

All-in Sustaining Costs per Ounce of Gold Produced

        All-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The Company believes that this measure provides information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        All-in sustaining costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

        The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three months ended March 31, 2017 and the three months ended March 31, 2016 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Production costs per the condensed interim consolidated statements of income and comprehensive income (thousands of United States dollars)	$240,339	$243,973

Adjusted gold production (ounces)(i)	415,821	411,336

Production costs per ounce of adjusted gold production(i)	$578	$593
Adjustments:
Inventory and other adjustments(ii)	38	38

Total cash costs per ounce of gold produced (co-product basis)(iii)	$616	$631
By-product metal revenues	(77)	(58)

Total cash costs per ounce of gold produced (by-product basis)(iii)	$539	$573

Adjustments:
Sustaining capital expenditures (including capitalized exploration)	125	161
General and administrative expenses (including stock options)	74	60
Non-cash reclamation provision and other	3	3

All-in sustaining costs per ounce of gold produced (by-product basis)	$741	$797

By-product metal revenues	77	58

All-in sustaining costs per ounce of gold produced (co-product basis)	$818	$855

Notes:

(i)
The Company's per ounce of gold produced calculations exclude 2,395 ounces of payable gold production and the associated costs related to the Goldex mine's Deep 1 zone which were produced prior to the achievement of commercial production.

(ii)
Under the Company's revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of production not yet recognized as revenue.

(iii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2017

  marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2017	2016
Operating margin(i) by mine:
Northern Business
LaRonde mine	$70,702	$48,055
Lapa mine	6,205	10,806
Goldex mine	20,854	22,184
Meadowbank mine	57,473	33,329
Canadian Malartic mine(ii)	51,586	41,740
Kittila mine	29,841	24,086
Southern Business
Pinos Altos mine	42,033	35,820
Creston Mascota deposit at Pinos Altos	8,057	8,989
La India mine	20,369	21,549

Total operating margin(i)	307,120	246,558
Amortization of property, plant and mine development	132,509	145,631
Exploration, corporate and other	71,964	73,730

Income before income and mining taxes	102,647	27,197
Income and mining taxes expense (recovery)	26,697	(591)

Net income for the period	$75,950	$27,788

Net income per share — basic (US$)	$0.33	$0.13
Net income per share — diluted (US$)	$0.33	$0.13
Cash flows:
Cash provided by operating activities	$222,611	$145,704
Cash used in investing activities	$(153,687)	$(107,595)
Cash provided by (used in) financing activities	$181,571	$(1,588)
Realized prices (US$):
Gold (per ounce)	$1,223	$1,192
Silver (per ounce)	$17.62	$15.09
Zinc (per tonne)	$2,782	$1,540
Copper (per tonne)	$6,277	$4,297

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2017	2016
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	78,912	75,337
Lapa mine	15,360	21,709
Goldex mine	32,671	32,340
Meadowbank mine	85,370	72,311
Canadian Malartic mine(ii)	71,382	73,613
Kittila mine	51,621	48,127
Southern Business
Pinos Altos mine	45,360	48,117
Creston Mascota deposit at Pinos Altos	11,244	11,551
La India mine	26,296	28,231

Total gold (ounces)	418,216	411,336

Silver (thousands of ounces):
Northern Business
LaRonde mine	272	247
Lapa mine	1	3
Meadowbank mine	71	43
Canadian Malartic mine(ii)	84	77
Kittila mine	3	3
Southern Business
Pinos Altos mine	583	587
Creston Mascota deposit at Pinos Altos	56	48
La India mine	128	117

Total silver (thousands of ounces)	1,198	1,125

Zinc (tonnes)	1,005	614
Copper (tonnes)	1,272	1,154

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2017	2016
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	85,456	75,257
Lapa mine	15,407	19,836
Goldex mine	33,212	31,955
Meadowbank mine	90,555	71,589
Canadian Malartic mine(ii)(iv)	63,860	65,085
Kittila mine	53,900	50,725
Southern Business
Pinos Altos mine	45,133	43,224
Creston Mascota deposit at Pinos Altos	11,626	11,845
La India mine	25,680	26,165

Total gold (ounces)	424,829	395,681

Silver (thousands of ounces):
Northern Business
LaRonde mine	288	232
Lapa mine	—	1
Meadowbank mine	63	43
Canadian Malartic mine(ii)(iv)	79	73
Kittila mine	2	3
Southern Business
Pinos Altos mine	606	530
Creston Mascota deposit at Pinos Altos	50	48
La India mine	129	86

Total silver (thousands of ounces):	1,217	1,016

Zinc (tonnes)	2,136	605
Copper (tonnes)	1,229	1,156
Total cash costs per ounce of gold produced — co-product basis (US$)(v):
Northern Business
LaRonde mine	$662	$670
Lapa mine	855	668
Goldex mine(vi)	532	506
Meadowbank mine	603	797
Canadian Malartic mine(ii)	575	572
Kittila mine	669	727
Southern Business
Pinos Altos mine	594	530
Creston Mascota deposit at Pinos Altos	618	527
La India mine	525	424

Weighted average total cash costs per ounce of gold produced	$616	$631

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2017	2016
Total cash costs per ounce of gold produced — by-product basis (US$)(v):
Northern Business
LaRonde mine	$464	$529
Lapa mine	854	668
Goldex mine(vi)	532	506
Meadowbank mine	590	788
Canadian Malartic mine(ii)	556	557
Kittila mine	668	726
Southern Business
Pinos Altos mine	358	343
Creston Mascota deposit at Pinos Altos	525	460
La India mine	438	360

Weighted average total cash costs per ounce of gold produced	$539	$573

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100% of Osisko by way of the Osisko Arrangement. As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine since the date of acquisition.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter royalty in favour of Osisko Gold Royalties Ltd.

(v)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vi)
The Goldex mine's per ounce of gold produced calculations exclude 2,395 ounces of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017
Operating margin(i):
Revenues from mining operations	$510,109	$508,795	$482,932	$490,531	$537,628	$610,863	$499,210	$547,459
Production costs	263,612	254,584	229,819	243,973	255,436	277,371	255,112	240,339

Total operating margin(i)	246,497	254,211	253,113	246,558	282,192	333,492	244,098	307,120
Operating margin(i) by mine:
Northern Business
LaRonde mine	32,799	32,443	50,667	48,055	54,985	61,587	44,058	70,702
Lapa mine	11,351	13,813	12,363	10,806	14,437	10,181	3,762	6,205
Goldex mine	15,525	20,681	17,108	22,184	22,896	27,834	13,506	20,854
Meadowbank mine	49,600	55,493	64,664	33,329	34,733	46,190	50,807	57,473
Canadian Malartic mine(ii)	44,737	44,293	38,059	41,740	50,133	55,981	40,430	51,586
Kittila mine	16,145	21,528	15,174	24,086	22,079	36,714	27,596	29,841
Southern Business
Pinos Altos mine	44,538	37,217	29,327	35,820	48,392	60,699	34,909	42,033
Creston Mascota deposit at Pinos Altos	12,968	8,898	9,919	8,989	9,719	10,448	6,470	8,057
La India mine	18,834	19,845	15,832	21,549	24,818	23,858	22,560	20,369

Total operating margin(i)	246,497	254,211	253,113	246,558	282,192	333,492	244,098	307,120
Impairment reversal	—	—	—	—	—	—	(120,161)	—
Amortization of property, plant and mine development	157,615	157,968	157,129	145,631	154,658	161,472	151,399	132,509
Exploration, corporate and other	67,973	110,258	76,963	73,730	89,624	84,079	97,447	71,964

Income (loss) before income and mining taxes	20,909	(14,015)	19,021	27,197	37,910	87,941	115,413	102,647
Income and mining taxes expense (recovery)	10,826	(15,309)	34,558	(591)	18,920	38,549	52,759	26,697

Net income (loss) for the period	$10,083	$1,294	$(15,537)	$27,788	$18,990	$49,392	$62,654	$75,950

Net income (loss) per share — basic (US$)	$0.05	$0.01	$(0.07)	$0.13	$0.09	$0.22	$0.28	$0.33
Net income (loss) per share — diluted (US$)	$0.05	$0.01	$(0.07)	$0.13	$0.08	$0.22	$0.28	$0.33
Cash flows:
Cash provided by operating activities	$188,349	$143,687	$140,747	$145,704	$229,456	$282,856	$120,601	$222,611
Cash used in investing activities	$(104,476)	$(100,365)	$(115,786)	$(107,595)	$(122,651)	$(142,701)	$(180,543)	$(153,687)
Cash (used in) provided by financing activities	$(64,514)	$7,396	$(100,460)	$(1,588)	$199,494	$11,840	$(19,360)	$181,571

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100% of Osisko by way of the Osisko Arrangement. As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine since the date of acquisition.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)

	As at March 31, 2017	As at December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$793,187	$539,974
Short-term investments	11,145	8,424
Restricted cash	379	398
Trade receivables (note 5)	9,613	8,185
Inventories (note 6)	420,066	443,714
Income taxes recoverable	447	—
Available-for-sale securities (notes 5 and 7)	126,000	92,310
Fair value of derivative financial instruments (notes 5 and 12)	2,650	364
Other current assets	130,087	136,810

Total current assets	1,493,574	1,230,179
Non-current assets:
Restricted cash	770	764
Goodwill	696,809	696,809
Property, plant and mine development (note 8)	5,124,758	5,106,036
Other assets	81,358	74,163

Total assets	$7,397,269	$7,107,951

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$215,677	$228,566
Reclamation provision	11,251	9,193
Interest payable	26,379	14,242
Income taxes payable	31,714	35,070
Finance lease obligations	5,089	5,535
Current portion of long-term debt (note 9)	130,013	129,896
Fair value of derivative financial instruments (notes 5 and 12)	223	1,120

Total current liabilities	420,346	423,622

Non-current liabilities:
Long-term debt (note 9)	1,073,359	1,072,790
Reclamation provision	269,629	265,308
Deferred income and mining tax liabilities	822,265	819,562
Other liabilities	33,168	34,195

Total liabilities	2,618,767	2,615,477

EQUITY
Common shares (note 10):
Outstanding — 231,081,041 common shares issued, less 868,101 shares held in trust	5,205,803	4,987,694
Stock options (notes 10 and 11)	184,409	179,852
Contributed surplus	37,254	37,254
Deficit	(690,859)	(744,453)
Accumulated other comprehensive income	41,895	32,127

Total equity	4,778,502	4,492,474

Total liabilities and equity	$7,397,269	$7,107,951

Commitments and contingencies (note 14)

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2017	2016
REVENUES
Revenues from mining operations	$547,459	$490,531
COSTS, EXPENSES AND OTHER INCOME
Production(i)	240,339	243,973
Exploration and corporate development	25,313	28,385
Amortization of property, plant and mine development	132,509	145,631
General and administrative	30,754	24,823
Finance costs	19,706	17,801
Gain on derivative financial instruments (note 12)	(3,800)	(9,621)
Gain on sale of available-for-sale securities (note 7)	(76)	(119)
Environmental remediation	328	5,093
Foreign currency translation loss	852	6,770
Other (income) expenses	(1,113)	598

Income before income and mining taxes	102,647	27,197
Income and mining taxes expense (recovery)	26,697	(591)

Net income for the period	$75,950	$27,788

Net income per share — basic (note 10)	$0.33	$0.13

Net income per share — diluted (note 10)	$0.33	$0.13

Cash dividends declared per common share	$0.10	$0.08

COMPREHENSIVE INCOME
Net income for the period	$75,950	$27,788

Other comprehensive income:
Items that may be subsequently reclassified to net income:
Available-for-sale securities and other investments:
Unrealized change in fair value of available-for-sale securities	11,346	29,348
Reclassification to gain on sale of available-for-sale securities (note 7)	(76)	(119)
Income tax impact of reclassification items	10	16
Income tax impact of other comprehensive income (loss) items	(1,512)	(3,916)

	9,768	25,329

Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement losses of pension benefit obligations	(75)	(32)
Income tax impact	19	8

	(56)	(24)

Other comprehensive income for the period	9,712	25,305

Comprehensive income for the period	$85,662	$53,093

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Common Shares Outstanding
						Accumulated Other Comprehensive Income
			Stock Options	Contributed Surplus			Total Equity
	Shares	Amount			Deficit
Balance December 31, 2015	217,650,795	$4,707,940	$216,232	$37,254	$(823,734)	$3,328	$4,141,020

Net income	—	—	—	—	27,788	—	27,788
Other comprehensive income (loss)	—	—	—	—	(24)	25,329	25,305

Total comprehensive income	—	—	—	—	27,764	25,329	53,093

Transactions with owners:
Shares issued under employee stock option plan (notes 10 and 11 (a))	2,691,968	83,106	(18,683)	—	—	—	64,423
Stock options (notes 10 and 11 (a))	—	—	6,033	—	—	—	6,033
Shares issued under incentive share purchase plan (note 11 (b))	103,906	3,808	—	—	—	—	3,808
Shares issued under dividend reinvestment plan	82,056	2,710	—	—	—	—	2,710
Shares issued under flow-through share private placement	374,869	13,593	—	—	—	—	13,593
Dividends declared ($0.08 per share)	—	—	—	—	(17,547)	—	(17,547)
Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan (note 11 (c,d))	(425,342)	(12,019)	—	—	—	—	(12,019)

Balance March 31, 2016	220,478,252	$4,799,138	$203,582	$37,254	$(813,517)	$28,657	$4,255,114

Balance December 31, 2016	224,965,140	$4,987,694	$179,852	$37,254	$(744,453)	$32,127	$4,492,474

Net income	—	—	—	—	75,950	—	75,950
Other comprehensive income (loss)	—	—	—	—	(56)	9,768	9,712

Total comprehensive income	—	—	—	—	75,894	9,768	85,662

Transactions with owners:
Shares issued under employee stock option plan (notes 10 and 11 (a))	446,870	14,088	(3,175)	—	—	—	10,913
Stock options (notes 10 and 11 (a))	—	—	7,732	—	—	—	7,732
Shares issued under incentive share purchase plan (note 11 (b))	94,552	4,115	—	—	—	—	4,115
Shares issued under dividend reinvestment plan	70,553	2,855	—	—	—	—	2,855
Equity issuance (net of transaction costs) (note 10)	5,003,412	215,013	—	—	—	—	215,013
Dividends declared ($0.10 per share)	—	—	—	—	(22,300)	—	(22,300)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (note 11 (c,d))	(367,587)	(17,962)	—	—	—	—	(17,962)

Balance March 31, 2017	230,212,940	$5,205,803	$184,409	$37,254	$(690,859)	$41,895	$4,778,502

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)

	Three Months Ended March 31,
	2017	2016
OPERATING ACTIVITIES
Net income for the period	$75,950	$27,788
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	132,509	145,631
Deferred income and mining taxes	531	(16,986)
Gain on sale of available-for-sale securities (note 7)	(76)	(119)
Stock-based compensation (note 11)	15,390	9,786
Foreign currency translation loss	852	6,770
Other	(111)	(4,159)
Adjustment for settlement of reclamation provision	(306)	(1,232)
Changes in non-cash working capital balances:
Trade receivables	(1,428)	2,073
Income taxes	(3,803)	(13,724)
Inventories	7,936	24,611
Other current assets	5,219	4,020
Accounts payable and accrued liabilities	(21,159)	(46,336)
Interest payable	11,107	7,581

Cash provided by operating activities	222,611	145,704

INVESTING ACTIVITIES
Additions to property, plant and mine development (note 8)	(128,639)	(100,694)
Net (purchases) sales of short-term investments	(2,721)	2,235
Net proceeds from sale of available-for-sale securities and other investments (note 7)	191	299
Purchases of available-for-sale securities and other investments (note 7)	(22,537)	(9,445)
Decrease in restricted cash	19	10

Cash used in investing activities	(153,687)	(107,595)

FINANCING ACTIVITIES
Dividends paid	(19,458)	(14,846)
Repayment of finance lease obligations	(1,682)	(2,514)
Proceeds from long-term debt (note 9)	—	75,000
Repayment of long-term debt (note 9)	—	(130,000)
Repurchase of common shares for stock-based compensation plans (note 11)	(24,238)	(14,895)
Proceeds on exercise of stock options (note 11)	10,913	64,424
Common shares issued (note 10)	216,036	21,243

Cash provided by (used in) financing activities	181,571	(1,588)

Effect of exchange rate changes on cash and cash equivalents	2,718	2,075

Net increase in cash and cash equivalents during the period	253,213	38,596
Cash and cash equivalents, beginning of period	539,974	124,150

Cash and cash equivalents, end of period	$793,187	$162,746

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$6,867	$8,880

Income and mining taxes paid	$30,363	$53,317

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2017

1.     CORPORATE INFORMATION

  Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on April 28, 2017.

2.     BASIS OF PRESENTATION

  A.
  Statement of Compliance

    The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements.

    These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value.

    These condensed interim consolidated financial statements should be read in conjunction with the Company's 2016 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2016, which were prepared in accordance with IFRS.

    In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2017 and December 31, 2016 and the results of operations and cash flows for the three months ended March 31, 2017 and March 31, 2016.

    Operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2017.

  B.
  Basis of Presentation

    Subsidiaries

    These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. Agnico Eagle's 50% interest in Canadian Malartic Corporation and Canadian Malartic GP, the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2017

3.     ACCOUNTING POLICIES

  These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2016 annual audited consolidated financial statements except for note 3(I), "Mining Properties, Plant and Equipment and Mine Development Costs", which as a result of a voluntary change in accounting policy adopted during the three months ended March 31, 2017, has been amended below.

  The Company's previous accounting policy was to use proven and probable reserves as the denominator for calculating depreciation when using the units-of-production method. As a result of the planned development of the Amaruq satellite deposit, the Company has updated its policy to also include the mineral resources included in the current life of mine plan as the denominator for calculating depreciation when using the units-of-production method as the Company believes it is probable that those resources included in a current life of mine plan will be economically extracted. The Company believes this information is more useful to financial statement users by better representing management's best estimate of the remaining useful life of the corresponding assets and, consequently, the revised treatment results in more reliable and relevant information. The change in accounting policy has been adopted retrospectively in accordance with IAS 8 and there was no impact on previously disclosed financial information.

  Mining Properties, Plant and Equipment and Mine Development Costs

  Mining properties, plant and equipment and mine development costs are recorded at cost, less accumulated amortization and accumulated impairment losses.

  Mining Properties

  The cost of mining properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired in a business combination or asset acquisition, underground mine development costs, deferred stripping, capitalized exploration and evaluation costs and capitalized borrowing costs.

  Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when commercial production commences, using the units-of-production method, based on estimated proven and probable mineral reserves and the mineral resources included in a current life-of-mine plan. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value. Cost components of a specific project that are included in the capital cost of the asset include salaries and wages directly attributable to the project, supplies and materials used in the project, and incremental overhead costs that can be directly attributable to the project.

  Assets under construction are not amortized until the end of the construction period or once commercial production is achieved. Upon achieving the production stage, the capitalized construction costs are transferred to the appropriate category of plant and equipment.

  Plant and Equipment

  Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. The cost of an item of plant and equipment includes: its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and the estimate of the costs of dismantling and removing the item and restoring the site on which it is located other than costs that arise as a consequence of having used the item to produce inventories during the period.

  An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income and comprehensive income when the asset is derecognized.

  Amortization of an asset begins when the asset is in the location and condition necessary for it to operate in the manner intended by management. Amortization ceases at the earlier of the date the asset is classified as held for sale or the date the asset is derecognized. Assets under construction are not amortized until the end of the construction period. Amortization is charged according to either the units-of-production method or on a straight-line basis, according to the pattern in which the asset's future economic benefits are expected to be consumed. The amortization method applied to an asset is reviewed at least annually.

  Useful lives of property, plant and equipment are based on estimated mine lives as determined by proven and probable mineral reserves and the mineral resources included in a current life of mine plan. Remaining mine lives at March 31, 2017 range from 1 to 18 years.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2017

3.     ACCOUNTING POLICIES (Continued)

  Mine Development Costs

  Mine development costs incurred after the commencement of commercial production are capitalized when they are expected to have a future economic benefit. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors which enables the Company to extract ore underground.

  The Company records amortization on underground mine development costs on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan of the identified component of the ore body. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves and the mineral resources included in a current life of mine plan.

  Recently Adopted Accounting Pronouncements

  In January 2016, the IASB amended IAS 7 Statement of Cash Flows. The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company has adopted the amendments effective January 1, 2017. There was no impact to the Company's March 31, 2017 condensed interim consolidated financial statements. The Company will be including the additional disclosures in its December 31, 2017 annual consolidated financial statements.

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been detailed in note 4 to the Company's annual audited consolidated financial statements for the year ended December 31, 2016.

5.     FAIR VALUE MEASUREMENT

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

  During the three months ended March 31, 2017, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

  The Company's financial assets and liabilities include cash and cash equivalents, short-term investments, restricted cash, trade receivables, available-for-sale securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments.

  The fair values of cash and cash equivalents, short-term investments, restricted cash and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

  Long-term debt is recorded on the condensed interim consolidated balance sheets at March 31, 2017 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating, to future

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2017

5.     FAIR VALUE MEASUREMENT (Continued)

  related cash flows which is categorized within Level 2 of the fair value hierarchy. As at March 31, 2017, the Company's long-term debt had a fair value of $1,317.8 million (December 31, 2016 — $1,319.7 million).

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at March 31, 2017 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$9,613	$—	$9,613
Available-for-sale securities	121,082	4,918	—	126,000
Fair value of derivative financial instruments	—	2,650	—	2,650

Total financial assets	$121,082	$17,181	$—	$138,263

Financial liabilities:
Fair value of derivative financial instruments	—	223	—	223

Total financial liabilities	$—	$223	$—	$223

  Valuation Techniques

  Trade Receivables

  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  Available-for-sale Securities

  Available-for-sale securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Available-for-sale securities representing shares of non-publicly traded entities or non-transferable shares of publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).

  Derivative Financial Instruments

  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Derivative financial instruments are classified as fair value through profit and loss.

6.     INVENTORIES

  During the three months ended March 31, 2017, impairment losses of nil (three months ended March 31, 2016 — $3.1 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.

7.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended March 31, 2017, the Company purchased certain available-for-sale securities totaling $22.5 million (three months ended March 31, 2016 — $5.4 million).

  During the three months ended March 31, 2017, the Company received net proceeds of $0.2 million (three months ended March 31, 2016 — $0.3 million) and recognized a gain before income taxes of $0.1 million (three months ended March 31, 2016 — $0.1 million) on the sale of certain available-for-sale securities.

8.     PROPERTY, PLANT AND MINE DEVELOPMENT

  During the three months ended March 31, 2017, $143.6 million of additions (year ended December 31, 2016 — $576.2 million) were capitalized to property, plant and mine development.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2017

8.     PROPERTY, PLANT AND MINE DEVELOPMENT (Continued)

  Total borrowing costs capitalized to property, plant and mine development during the three months ended March 31, 2017 were approximately $1.1 million (year ended December 31, 2016 — $3.1 million) at a capitalization rate of 1.36% (year ended December 31, 2016 — 1.70%).

  Assets with a net book value of $2.0 million were disposed of by the Company during the three months ended March 31, 2017 (year ended December 31, 2016 — $19.5 million), resulting in a net loss on disposal of $1.9 million (year ended December 31, 2016 — $18.4 million).

  See note 14 to these condensed interim consolidated financial statements for capital commitments.

9.     LONG-TERM DEBT

  On October 26, 2016, the Company amended its $1.2 billion Credit Facility, extending the maturity date from June 22, 2020 to June 22, 2021 and amending pricing terms. At March 31, 2017 and December 31, 2016, the Credit Facility was fully repaid. Outstanding letters of credit under the Credit Facility resulted in Credit Facility availability of $1,199.2 million at March 31, 2017. During the three months ended March 31, 2017, there were no Credit Facility drawdowns or Credit Facility repayments. During the three months ended March 31, 2016, Credit Facility drawdowns totaled $75.0 million and repayments totaled $130.0 million.

10.   EQUITY

  Net Income Per Share

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Three Months Ended March 31,
	2017	2016
Net income for the period	$75,950	$27,788

Weighted average number of common shares outstanding — basic (in thousands)	226,883	219,681
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	684	590
Add: Dilutive impact of employee stock options	1,778	1,635

Weighted average number of common shares outstanding — diluted (in thousands)	229,345	221,906

Net income per share — basic	$0.33	$0.13

Net income per share — diluted	$0.33	$0.13

  Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

  For the three months ended March 31, 2017, 37,000 (three months ended March 31, 2016 — 2,603,000) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

  Equity Issuance

  On March 31, 2017, the Company issued 5,003,412 common shares to an institutional investor in the United States at a price of $43.97 per common share, for gross proceeds of approximately $220.0 million. Transaction costs of approximately $5.0 million (net of tax of $1.7 million) were incurred, resulting in a net increase to share capital of $215.0 million.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2017

11.   STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

  The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Three Months Ended March 31, 2017			Three Months Ended March 31, 2016
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	5,478,837	C$	34.40	12,082,212	C$	43.65
Granted	2,003,140		56.58	2,140,075		36.37
Exercised	(446,870)		31.85	(2,691,968)		32.98
Forfeited	(42,925)		40.59	(78,781)		42.27
Expired	(1,100)		37.05	(2,113,505)		76.56

Outstanding, end of period	6,991,082	C$	40.88	9,338,033	C$	37.63

Options exercisable, end of period	3,705,907	C$	38.11	5,413,217	C$	41.80

  The average share price of Agnico Eagle's common shares during the three months ended March 31, 2017 was C$59.49 (three months ended March 31, 2016 — C$44.83).

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Three Months Ended March 31,
	2017	2016
Risk-free interest rate	1.16%	0.89%
Expected life of stock options (in years)	2.3	2.5
Expected volatility of Agnico Eagle's share price	45.0%	45.0%
Expected dividend yield	1.09%	1.33%

  The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

  The total compensation expense for the ESOP recorded in the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income during the three months ended March 31, 2017 was $7.7 million (three months ended March 31, 2016 — $6.0 million). Of the total compensation cost for the ESOP, $0.1 million was capitalized as part of the property, plant and mine development line item of the condensed interim consolidated balance sheets for the three months ended March 31, 2017 (three months ended March 31, 2016 — $0.1 million).

  (b)
  Incentive Share Purchase Plan ("ISPP")

  During the three months ended March 31, 2017, 94,552 common shares were subscribed for under the ISPP (three months ended March 31, 2016 — 103,906) for a value of $4.1 million (three months ended March 31, 2016 — $3.8 million). The total compensation cost recognized during the three months ended March 31, 2017 related to the ISPP was $1.4 million (three months ended March 31, 2016 — $1.3 million).

  (c)
  Restricted Share Unit ("RSU") Plan

  During the three months ended March 31, 2017, 360,500 (three months ended March 31, 2016 — 340,042) RSUs were granted with a grant date fair value of $16.0 million (three months ended March 31, 2016 — $9.5 million). In the first quarter of 2017, the Company

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2017

11.   STOCK-BASED COMPENSATION (Continued)

  funded the RSU plan by transferring $16.0 million (first quarter of 2016 — $9.5 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the RSU plan was $4.2 million for the three months ended March 31, 2017 (three months ended March 31, 2016 — $2.4 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income.

  (d)
  Performance Share Unit ("PSU") Plan

  During the three months ended March 31, 2017, 182,000 (three months ended March 31, 2016 — 183,000) PSUs were granted. In the first quarter of 2017, the Company funded the PSU plan by transferring $8.1 million (first quarter of 2016 — $5.3 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the PSU plan was $2.0 million for the three months ended March 31, 2017 (three months ended March 31, 2016 — $0.4 million). Compensation expense related to the PSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income.

12.   DERIVATIVE FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company utilizes foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures. The Company does not apply hedge accounting to these arrangements.

  As at March 31, 2017, the Company had outstanding foreign exchange zero cost collars. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At March 31, 2017, the zero cost collars related to $301.2 million of 2017 and 2018 expenditures and the Company recognized mark-to-market adjustments in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income. Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period end forward pricing of the applicable foreign currency to calculate fair value.

  The Company's other foreign currency derivative strategies in 2017 and 2016 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period end such that no derivatives were outstanding as at March 31, 2017 or December 31, 2016. The call option premiums were recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income.

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding as at March 31, 2017 relating to 5.0 million gallons of heating oil (December 31, 2016 — 1.0 million gallons of heating oil). The related mark-to-market adjustments prior to settlement were recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income. The Company does not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  As at March 31, 2017 and December 31, 2016, there were no metal derivative positions. The Company may from time to time utilize short-term financial instruments as part of its strategy to minimize risks and optimize returns on its by-product metal sales.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2017

12.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

  The following table sets out a summary of the amounts recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income:

	Three Months Ended March 31,
	2017	2016
Premiums realized on written foreign exchange call options	$(752)	$(494)
Unrealized gain on warrants(i)	(10)	(608)
Realized loss on currency and commodity derivatives	136	1,671
Unrealized gain on currency and commodity derivatives(i)	(3,174)	(10,190)

Gain on derivative financial instruments	$(3,800)	$(9,621)

  Note:

  (i)
  Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income and through the other line item of the condensed interim consolidated statements of cash flows.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2017

13.   SEGMENTED INFORMATION

Three Months Ended March 31, 2017	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$115,067	$(44,365)	$—	$70,702
Lapa mine	19,092	(12,887)	—	6,205
Goldex mine	37,719	(16,865)	—	20,854
Meadowbank mine	111,451	(53,978)	(5,606)	51,867
Canadian Malartic joint operation	84,087	(32,501)	(1,229)	50,357
Kittila mine	65,760	(35,919)	—	29,841

Total Northern Business	433,176	(196,515)	(6,835)	229,826

Southern Business:
Pinos Altos mine	65,765	(23,732)	—	42,033
Creston Mascota deposit at Pinos Altos	15,035	(6,978)	—	8,057
La India mine	33,483	(13,114)	—	20,369

Total Southern Business	114,283	(43,824)	—	70,459

Exploration	—	—	(18,478)	(18,478)

Segments totals	$547,459	$(240,339)	$(25,313)	$281,807

Total segments income				$281,807
Corporate and other:
Amortization of property, plant and mine development				(132,509)
General and administrative				(30,754)
Finance costs				(19,706)
Gain on derivative financial instruments				3,800
Gain on sale of available-for-sale securities				76
Environmental remediation				(328)
Foreign currency translation loss				(852)
Other income				1,113

Income before income and mining taxes				$102,647

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2017

13.   SEGMENTED INFORMATION (Continued)

Three Months Ended March 31, 2016	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$93,909	$(45,854)	$—	$48,055
Lapa mine	23,590	(12,784)	—	10,806
Goldex mine	37,916	(15,732)	—	22,184
Meadowbank mine	85,539	(52,210)	(5,712)	27,617
Canadian Malartic joint operation	82,554	(40,814)	(1,258)	40,482
Kittila mine	60,113	(36,027)	—	24,086

Total Northern Business	383,621	(203,421)	(6,970)	173,230

Southern Business:
Pinos Altos mine	59,676	(23,856)	—	35,820
Creston Mascota deposit at Pinos Altos	14,770	(5,781)	—	8,989
La India mine	32,464	(10,915)	—	21,549

Total Southern Business	106,910	(40,552)	—	66,358

Exploration	—	—	(21,415)	(21,415)

Segments totals	$490,531	$(243,973)	$(28,385)	$218,173

Total segments income				$218,173
Corporate and other:
Amortization of property, plant and mine development				(145,631)
General and administrative				(24,823)
Finance costs				(17,801)
Gain on derivative financial instruments				9,621
Gain on sale of available-for-sale securities				119
Environmental remediation				(5,093)
Foreign currency translation loss				(6,770)
Other expenses				(598)

Income before income and mining taxes				$27,197

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2017

13.   SEGMENTED INFORMATION (Continued)

	Total Assets as at
	March 31, 2017	December 31, 2016
Northern Business:
LaRonde mine	$812,015	$808,981
Lapa mine	15,468	16,473
Goldex mine	253,395	248,766
Meadowbank mine	482,502	500,207
Canadian Malartic joint operation	1,947,183	1,956,285
Meliadine project	830,713	781,999
Kittila mine	962,305	961,392

Total Northern Business	5,303,581	5,274,103

Southern Business:
Pinos Altos mine	677,234	667,123
Creston Mascota deposit at Pinos Altos	56,423	60,308
La India mine	432,546	428,005

Total Southern Business	1,166,203	1,155,436

Exploration	200,571	198,738

Corporate and other	726,914	479,674

Total assets	$7,397,269	$7,107,951

14.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2017, the total amount of these guarantees was $293.6 million.

  As at March 31, 2017 the Company had $92.2 million of commitments related to capital expenditures.

15.   ONGOING LITIGATION

  On August 2, 2016, the Partnership was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20.0 million. Proceedings for the certification of the class took place on April 11 and 12, 2017 and a judgment is expected sometime in 2017. The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

  On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which has been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017. On April 18, 2017, Canadian Malartic GP received notice that the application for the interlocutory injunction was dismissed. No dates have been set for the hearing of the application for a permanent injunction. The request for injunction aims to restrict the Canadian Malartic mine's mining operations to sound levels and mining volumes below the limits to which it is subject. Agnico Eagle and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction. While at this time the potential impacts cannot be definitively determined, the Company expects that if the injunction were to be granted there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2017

16.   SUBSEQUENT EVENTS

  Dividends Declared

  On April 27, 2017, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.10 per common share (a total value of approximately $23.0 million), payable on June 15, 2017 to holders of record of the common shares of the Company on June 1, 2017.

QuickLinks

  Exhibit 99.1
First Quarter Report 2017
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three Months Ended March 31, 2017
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three Months Ended March 31, 2017
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars, except per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) March 31, 2017